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News Release

Media Contact:	Investor Contact:

Jason Stewart Vice President, Media Relations (203) 539-8339 jason.stewart@thomson.com	Frank J. Golden Vice President, Investor Relations (203) 539-8470 frank.golden@thomson.com

FOR IMMEDIATE RELEASE

THOMSON TO REDEEM US$400 MILLION
OF DEBT SECURITIES

STAMFORD, Conn., August 2, 2005 – The Thomson Corporation (NYSE: TOC; TSX: TOC), one of the world’s leading information services providers, today announced that it has exercised its right to redeem approximately US$400,000,000 of outstanding debt securities.

Two separate series of securities will be redeemed, including a series of Canadian dollar-denominated medium term notes (MTNs) and a series of U.S. dollar-denominated notes. Thomson plans to finance the redemptions through debt financing, which may include new debt securities, the issuance of commercial paper, funds available under its revolving credit facilities and/or cash balances.

On September 1, 2005, Thomson plans to redeem all C$400,000,000 of its outstanding 6.90% MTNs due June 4, 2008 (CUSIP No. 88490Z AB0). The total redemption price for the MTNs will be C$1,106.8511 per C$1,000 principal amount of MTNs held. The redemption price for the MTNs was determined today based on the Canada Yield Price, as defined in the trust indenture and other documentation governing the MTNs. The redemption price includes accrued and unpaid interest. Non-registered holders (banks, brokerage firms or other financial institutions) of the MTNs that maintain their interests through The Canadian Depository for Securities Limited (CDS) should contact their CDS customer service representative with any questions about the MTN redemption. Alternatively, beneficial holders of the MTNs with any questions about the redemption should contact their respective brokerage firm or financial institution which holds interests in the MTNs on their behalf.

Thomson also announced that on August 16, 2005, it plans to redeem all US$75,000,000 of its outstanding 7.62% notes due December 22, 2007, which were issued in a private placement. The total redemption price for the privately placed notes will be determined next week by the registered holders of the notes and Thomson in accordance with the documentation governing the notes.

This news release is for informational purposes only and is not an offer to buy any securities of Thomson.

The Thomson Corporation

The Thomson Corporation (www.thomson.com), with 2004 revenues of $8.10 billion, is a global leader in providing integrated information solutions to business and professional customers. Thomson provides value-added information, software tools and applications to more than 20 million users in the fields of law, tax, accounting, financial services, higher education, reference information, corporate e-learning and assessment, scientific research and healthcare. With operational headquarters in Stamford, Conn., Thomson has approximately 40,000 employees and provides services in approximately 130 countries. The Corporation’s common shares are listed on the New York and Toronto stock exchanges (NYSE: TOC; TSX: TOC).